

September 23, 2010

Nicholas S. Schorsch
Chief Executive Officer and Chairman
American Realty Capital Healthcare Trust, Inc.
405 Park Avenue
New York, NY 10022

> **Re:** **American Realty Capital Healthcare Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed August 27, 2010**
> **File No. 333-169075**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you intend to operate your business in a manner that will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how you and your subsidiaries' investment strategy will support this exemption. Further, please note that we will refer your response to the Division of Investment Management for further review.

2. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

3.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

4.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions.

5.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

6.   We note that you are registering $1,737,500,000 worth of shares of your common stock. Please confirm to us that you reasonably expect to offer and sell this amount in the next two years. Refer to Rule 415(a)(2).

Cover Page

7.   Information that is not required by Item 501 of Regulation S-K or is not key to an investment decision is more appropriate in the prospectus summary or the body of the prospectus. Please revise and limit the cover page to one page.

Prospectus Summary, page 1

8.   We note that your summary is 23 pages long and you currently repeat a lot of information in your summary section that appears in the body of the prospectus. Please revise to limit your summary section to a summarization of those aspects of the offering that are the most significant and eliminate repetitive disclosure.

9.   We note your disclosure on the cover that you are offering your shares on a "reasonable best efforts" basis and that "reasonable best efforts" means that your dealer manager is not obligated to purchase a specific number or dollar amount of shares. Please revise your disclosure in this section to clarify how a "reasonable best efforts" offering differs from a best efforts offering.

10.   Please revise your disclosure in this section and throughout the prospectus, as applicable, to reflect that American Capital Realty New York Recovery REIT, Inc. was taken effective.

11.   We note your disclosure that Mr. Schorsch has been active in the structuring and financial management of commercial real estate investments for over 25 years. We further note the reference to the formation of ARCT in August 2007. Please revise to specify his commercial real estate experience over the last 25 years.

Are there any risks…?, page 4

12.   Please revise the tenth bullet point to clarify, if true, that you may sell assets to pay distributions.

What are your exit strategies?, page 8

13.   We note that it is your intention to begin the process of achieving a Liquidity Event within three to five years after the termination of this primary offering. Please revise to clarify the timeframe in which you anticipate the occurrence of a Liquidity Event.

14.   Please revise to clarify, if true, that you may continue in perpetuity if your shareholders do not approve your proposed liquidity transactions.

What are the fees that you will pay to the advisor …?, page 11

15.   We note that you may pay 7% or 7.5% of gross proceeds to your dealer manager. Please revise your table to provide the estimated amount for each of the 7% fee and the 7.5% fee. In addition, please revise to clarify how a portion of the dealer manager fee will be reallowed. Please make similar revisions to your disclosure on page 82.

16.   We note that you will reimburse your advisor for personnel costs. Please specifically state whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. If so, please tell us what consideration you have given to providing the disclosure required by Item 402 of Regulation S-K regarding compensation of your named executive officers. Refer to Item 402(a)(2), which requires disclosure of compensation paid "by any person for all services rendered in all capacities to the registrant." Please make similar revisions to your disclosure on page 82.

Risk Factors, page 24

17.   Please add a risk factor to explain that upon any internalization of your advisor, certain key employees may not remain with the entities but will instead remain employees of the sponsor or its affiliates. In addition, please add a risk factor addressing the impact on you if the advisor is internalized by another American Realty entity.

You are bound by the majority vote on matters …, page 33

18.   As currently written, this risk factor discusses a risk that affects companies across industries. As such, it appears broad and generic. Please revise to clarify how the risks are specific to you or revise to remove this risk factor.

Market Overview, page 61

19.   Please provide us with support for all quantitative and qualitative business and industry data used in this section. Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

Management, page 67

Executive Officers and Directors, page 69

20.   For each director, please provide all of the disclosure required by Item 401(e) of Regulation S-K.   For example, for Mr. Schorsch, please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director for you in light of your business and structure.

Dealer Manager, page 79

21.   For each officer of your dealer manager, please ensure that you provide the month and year each individual's employment started and ended with each entity referenced. If an officer assumed a different position during their tenure with a particular entity, please provide this date as well. Please revise your disclosure to provide all information required by Item 401 of Regulation S-K.

Conflicts of Interest, page 92

22.   Please disclose whether any of the other entities referenced in the second paragraph of this section have similar investment objectives to you.

Management's Discussion and Analysis …, page 114

Liquidity and Capital Resources, page 114

23.   Please disclose whether you have received a commitment from a lender to provide
        financing or clarify, if true, that you have no assurances of any financing.

Prior Performance Summary, page 118

24.   Please provide the disclosure required by Item 8.A.1 of Industry Guide 5, including
        aggregate amounts.

25.   Please provide a discussion of any major adverse business developments or conditions
        experienced by any prior program.

26.   Please provide the disclosure required by Item 8.A.4 of Industry Guide 5.

Material U.S. Federal Income Tax Considerations, page 121

27.   We note that the Health Care and Education Reconciliation Act of 2010 was signed into
        law recently. It appears that this may impact your investors. Please revise to disclose the
        impact of this Act or tell us why you believe such impact is not material.

Description of Securities, page 145

Restrictions on Ownership and Transfer, page 147

28.   Please clarify what constitutes "immediate written notice" on page 148.

29.   We note your disclosure on page 148 that individuals attempting to acquire shares in
        violation of the restrictions must provide 15 days notice. However, you also state here
        and on page 153 that these individuals must provide ten business days notice before
        acquiring shares that would violate the restrictions. Please revise your disclosure to
        clarify whether an individual must provide 15 days notice or ten business days notice
        when attempting to acquire shares that would violate the restrictions.

Distribution Policy and Distributions, page 148

30.   Please revise to disclose the potential impact on distributions resulting from redemption
        payments and fees and expenses payable to your advisor, particularly performance-based
        fees.

31.   We note your disclosure on page 53 that you may pay dividends using common stock. Please revise your disclosure in this section to address this.

Distribution Reinvestment Plan, page 154

Excluded Distributions, page 155

32.   Please explain the circumstances under which you would not permit distributions due to sales to be reinvested in your shares. Please clarify whether you will make these distributions to your shareholders in cash. Please disclose the impact of this decision on shareholders.

Share Repurchase Program, page 157

33.   We note your disclosure on page 34 that you will provide 30 days' notice prior to suspending or terminating the program. Please revise to provide this disclosure here. Additionally, please clarify whether you will provide notice if you seek to amend the program.

34.   Please disclose the circumstances under which you would reject a request for repurchase.

Summary of Our Operating Partnership Agreement, page 169

Extraordinary Transactions, page 171

35.   We note your disclosure that a limited partner will have the right to exercise its exchange right in less than one year in the case of a proposed transaction. Please tell us if the common shares that you may issue upon redemption of units will be issued in a transaction exempt from registration under the Securities Act.

Part II, page II-1

Item 37. Undertakings, page II-3

36.   Please revise paragraph (A) clause (ii) to include the entire undertaking required by Item 512(a)(1)(ii) of Regulation S-K.

Exhibits

37.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

38.   Please tell us why you are filing the "Form of" various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

39.   We note that you filed an unexecuted version of your articles of amendment and restatement as exhibit 3.1. Please note that the final executed version of this document must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at (202)551-3439 or Kevin Woody, Accounting Branch Chief at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Peter M. Fass, Esq. (*via facsimile*)